(As filed June 1, 1999)


                                File No. 70-[___]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
           -----------------------------------------------------------
                                    FORM U- I
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
           -----------------------------------------------------------

          Sempra Energy                      Bangor Pacific, Inc.
          101 Ash Street                     555 West Fifth Street, Suite 2900
          San Diego, California 92101        Los Angeles, California 90013-1001

                 (Names of companies filing this statement and
                   addresses of principal executive offices)
          -----------------------------------------------------------

                                      None
                (Name of top registered holding company parent)
          -----------------------------------------------------------

                                 John R. Light
                  Executive Vice President and General Counsel
                                 Sempra Energy
                                 101 Ash Street
                          San Diego, California 92101

                    (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

          Donald C. Liddell, Esq.              Richard M. Farmer, Esq.
          Gary W. Kyle, Esq.                   Andrew F. MacDonald, Esq.
          Sempra Energy                        Thelen Reid & Priest LLP
          633 West Fifth Street, Suite 5200    40 West 57th Street
          Los Angeles, California 90071        New York, New York 10019

                                TABLE OF CONTENTS


ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTION ............................1

         1.1   Introduction and Description of Applicant's Business............1

         1.2   Description of Bangor Gas and Its Properties ...................6

         1.3   Description of Bangor Gas's Ownership Structure and
               Management Plan ................................................8

ITEM 2.        FEES, COMMISSIONS AND EXPENSES ................................12

ITEM 3.        APPLICABLE STATUTORY PROVISIONS ...............................13

         3.1   General Overview of Applicable Statutory Provisions ...........13

         3.2   Section 10(b ..................................................15

         3.3   The Standards for Approval under Section 10(c) ................18

         3.4   Section 10(f) .................................................28

         3.5   Section 3(a)(1) ...............................................28

ITEM 4.        REGULATORY APPROVALS ..........................................29

ITEM 5.        PROCEDURE .....................................................29

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS .............................30

         (a)   Exhibits ......................................................30

         (b)   Financial Statements ..........................................30

ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS .......................31

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

     1.1       INTRODUCTION AND DESCRIPTION OF APPLICANT'S BUSINESS.

     Sempra Energy ("Sempra"), a California corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of

1935, as amended (the "Act").(1) Through an indirect subsidiary, Bangor Pacific,

Inc. ("Bangor Pacific"),(2) Sempra has acquired 50% of the membership interests of Bangor Gas Company, L.L.C. ("Bangor Gas"), a Maine limited liability company formed in 1997 to construct and operate a gas distribution system in the greater

Bangor, Maine area. The remaining membership interests in Bangor Gas have been acquired by Penobscot Natural Gas Company, Inc. ("Penobscot Gas"), a Maine

corporation and a subsidiary of Bangor Hydro-Electric Company ("BHE"), an electric utility company.(3)


     Sempra was organized in 1997 in order to effect a business combination between Pacific Enterprises, the parent company of Southern California Gas

Company ("SoCalGas"), and Enova Corporation, the parent company of San Diego Gas and Electric Company ("SDG&E"). That business combination was consummated in

June 1998. As a result, Sempra indirectly owns all of the issued and outstanding common stock of SoCalGas and SDG&E. At February 28, 1999, Sempra had issued and outstanding 240,111,553 shares of common stock, without par value. Its shares trade on the New York and Pacific stock exchanges.

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1 See Sempra Energy, 67 SEC Docket 994 (June 26, 1998) and 69 SEC Docket 104 (February 1, 1999).

2 All of the issued and outstanding common stock of Bangor Pacific is currently held by Sempra Energy Utility Ventures, a non-utility subsidiary of Sempra. Prior to the date of the Commission's order in this proceeding, the stock of Bangor Pacific will be transferred to Sempra.

3 BHE is also a holding company by virtue of its ownership of 14.188% of the outstanding common stock of Maine Electric Power Company ("MEPCO"). MEPCO, a Maine corporation, was organized to construct, own and operate a 345 KV transmission line between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine. BHE claims an exemption as a holding company pursuant to Section 3(a)(2) of the Act pursuant to Rule 2. See File No. 69-206. BHE has filed an Application-Declaration in a separate proceeding (File No. 70-[_____]) seeking approval pursuant to Section 10 of the Act for the acquisition, indirectly, of its membership interest in Bangor Gas.

     SoCalGas distributes gas at retail to approximately 4.8 million customers(4) within a service territory of 23,000 square miles in central and southern California. The SoCalGas system includes approximately 2,900 miles of transmission and storage pipeline, 44,000 miles of distribution pipeline, 43,000 miles of service pipeline, and 10 compressor stations, as well as five underground storage reservoirs with a combined working capacity of about 116 billion cubic feet ("Bcf").

     SDG&E is engaged in the generation, transmission, distribution, and sale of electricity and the distribution and sale of natural gas. SDG&E serves approximately 1.2 million electricity customers within a franchised service territory that includes San Diego County and southern Orange County, California.

SDG&E currently operates fossil fuel-fired generating units with an aggregate capacity of 1,924 MW. This generation consists of two steam stations, Encina

(965 MW) and South Bay (706 MW), and 17 non-power plant combustion turbines (253

MW).(5)

     In November 1997, SDG&E committed itself to divesting all of its fossil fuel-fired generating capacity by the end of 1999.(6) On December 11, 1998,

SDG&E concluded separate agreements for the sale of the South Bay station, the

Encina station and the 17 combustion turbines. SDG&E also owns a 20 percent share (430 MW) of the San Onofre Nuclear Generating Station ("SONGS"). When

divestiture of its fossil fuel-fired generation is complete, SDG&E's generation


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4 Here and elsewhere in this Application, customers are counted by meters, as distinct from the number of people in a household served by a single meter.
5 One of the five generating units at the Encina station, Unit 5, is owned by PSEG Resources, Inc., which leases the unit to SDG&E.
6 SDG&E was subsequently required to divest its Encina and South Bay plants by the terms of a Stipulation and Order entered into with the Department of Justice in March 1998 with respect to the Enova Corporation-Pacific Enterprises merger. That agreement (a copy of which was lodged with the Federal Energy Regulatory Commission in Docket No. EC97-12-000 on March 10,
     1998) also limits SDG&E's future ability to acquire generation in California. Separately, the California Public Utilities Commission required SDG&E to divest itself of its gas-fired generation as a condition to authorization of the Enova Corporation-Pacific Enterprises merger. See In Re Pacific Enterprises, et al., 194 PUR 4th 417, 498 (1998).

capacity will be limited to its share of SONGS. SDG&E has announced its intention to divest itself of SONGS, but has not yet concluded any agreement to do so.


     In addition to providing electric service, SDG&E provides natural gas service to more than 700,000 customers in San Diego County. SDG&E's natural gas facilities include 164 miles of transmission pipeline, 6,843 miles of distribution pipeline, and two compressor stations. All of the gas delivered to

SDG&E by its suppliers is transported through the SoCalGas pipeline system.


     For the year ended December 31, 1998, Sempra reported consolidated operating revenues of $5.481 billion, of which $2.772 billion represented gas utility revenues (including revenues from transporting customer-owned gas) and

$1.865 billion represented electric revenues. At December 31, 1998, Sempra had total assets of approximately $10.456 billion, of which $5.441 billion consisted of net utility (electric and gas) plant. During 1998, the total gas throughput on the Sempra system was 962 Bcf, of which 521 Bcf (or about 54%) represented deliveries of customer-owned gas for which the company provides only transportation service. Electric sales in 1998 totaled 17,955 million kwhrs.


     SoCalGas and SDG&E derive substantially all of their gas requirements from sources outside of California. Currently, these companies purchase approximately

40% of their combined system gas requirements for their core customers(7) from production in the San Juan Basin, which is located in New Mexico and Colorado in the "Four Comers" area, approximately 20% in the Permian Basin, which is located in west Texas, and approximately 19% from production in the Western Canada

Sedimentary Basin, which is located primarily in western Alberta.(8) Most of the



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7 The term "core" customer refers to customers who purchase their gas from the utility company which delivers it, as distinct from customers (called "transportation-only" customers) who purchase their gas from marketers or other third parties and merely pay the local distribution utility a transportation charge for the delivery service. Sales of gas to core gas produced in the San Juan and Permian supply basins is delivered to

California by El Paso Natural Gas Company ("El Paso") and Transwestern Pipeline

Company ("Transwestern") under long-term transportation agreements. Canadian gas is transported to southern California via the Alberta Natural Gas ("ANG")

pipeline to a point of interconnection at the U.S.-Canada border with the

Pacific Gas Transmission ("PGT") pipeline and from there to the Stanfield,

Oregon interconnection with Northwest Pipeline Corp. ("Northwest"). Northwest,

in turn, interconnects at the Blanco/San Juan Hub with both El Paso and

Transwestern.


     SoCalGas and SDG&E are subject to pervasive regulation by the California

Public Utilities Commission ("California PUC").


     Frontier Energy, LLC ("Frontier Energy"), a North Carolina limited liability company, is also an indirect public-utility subsidiary of Sempra.

Frontier Energy is completing construction of a new gas utility distribution system in a four-county area of western North Carolina.(9)  Frontier Energy currently purchases all of its gas requirements from Sempra Energy Trading Corp.

("Sempra Trading"), Sempra's principal marketing subsidiary, which contractually sources the gas in the Permian and San Juan Basins. Sempra Trading also acts as

Frontier Energy's agent in arranging and managing transportation on the interstate pipelines and storage services.

     In a separate proceeding (File No. 70-9489), Sempra is seeking approval pursuant to Sections 9(a)(2) and 10 of the Act to acquire, through a statutory merger, all of the issued and outstanding common stock of KN Energy, Inc.

("KN"), which operates small gas distribution systems in parts of Colorado,

--------------------------
     customers are also sometimes referred to as "bundled" sales, whereas transportation provided separately is sometimes referred to as "unbundled" transportation service.

8 Here and throughout this Application, the designations of the major producing regions in the U.S. and Canada, and of the basins and fields which comprise those regions, follow the designations used by the U.S. Department of Energy - Energy Information Administration. See "Deliverability on the Interstate Natural Gas Pipeline System," Energy Information Administration (DOE/EIA-0618(98)) (May 1998), ch. 2.

9    See Sempra Energy, et al., 69 SEC Docket 104 (February 1, 1999).

Wyoming and Nebraska. KN is primarily engaged through subsidiaries in interstate and intrastate gas transportation, gas production and marketing. Its gas distribution business accounts for about 5% of its overall operations, based on gross revenues.

     Sempra's principal non-utility subsidiaries and their respective businesses are as follows:


     Sempra Trading, as indicated, is a marketer of natural gas, electricity,

and other energy products. Sempra Trading (formerly AIG Trading Corp.) was acquired by Sempra in December 1997. It is authorized by the Federal Energy

Regulatory Commission ("FERC") to make sales of electricity, and ancillary services in California, at market-based rates.(10) Sempra Trading neither owns nor controls any physical facilities for the production, processing, or transportation of any of the commodities it trades or sells.


     Enova Energy, Inc. ("E.I.") is a marketer of electricity, authorized to make sales of electricity at market-based rates,(11) but is not actively engaged in doing so. Like Sempra Trading, E.I. has no physical facilities for the production, processing, or transportation of the commodity it sells.

     Sempra Energy Resources is an unregulated subsidiary engaged in the business of acquiring and developing power plants and natural gas storage,

production, and transportation assets in support of other Sempra subsidiaries.

Sempra Energy Resources is the joint owner, with Houston Industries Power

Generation, of El Dorado Energy, LLC, which is developing a 480 MW merchant power plant in Boulder City, Nevada, near Las Vegas. The El Dorado facility is scheduled for completion in late 1999.

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10 See AIG Trading Corp., 71 FERCP. 61,148 (1995); and Sempra Energy Trading Corp., 85 FERCP. 61,122 (1998).

11   See Enova Energy, Inc., 76 FERC P. 61,242 (1996).

     Sempra Energy Solutions, Sempra's retail marketing subsidiary, provides energy services and products at retail to competitive energy markets in

California and throughout the United States.


     Sempra Energy International is engaged in the construction, ownership and operation of natural gas distribution and power generation projects outside the

United States. Sempra Energy International does not own or operate any regulated utilities within the United States.


     Sempra Energy Financial participates in tax-advantaged investments such as affordable housing and alternative fuels.


     Sempra Energy Utility Ventures ("SEUV"), which currently owns all of the outstanding voting securities of Bangor Pacific, engages in the acquisition,

development, and operation of regulated energy utilities in the eastern United

States and Canada. SEUV was instrumental in completing the development of the

Frontier Energy system in North Carolina and has been directly involved, in cooperation with BHE, in the planning and development of the Bangor Gas system.


     1.2       DESCRIPTION OF BANGOR GAS AND ITS PROPERTIES


     By order issued June 30, 1998(12) (Exhibit D-3 hereto), the Maine Public

Utilities Commission ("MPUC") granted Bangor Gas full authority and unconditional certification to construct, own and operate a gas distribution service system in Bangor, Maine and the nearby towns of Brewer, Old Town, Orono and Veazie. The order permitted Bangor Gas to commence construction prior to receiving final financing approval. The MPUC also approved the terms of a proposed Support Services Agreement between Bangor Gas and SEUV (which was formerly named Energy Pacific LLC) and BHE pursuant to which SEUV and BHE will



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12   See Re Bangor Gas Company, L.L.C., 186 PUR 4th 244 (1998).

provide various administrative, engineering, operations, marketing, risk management, finance, accounting and other management services to Bangor Gas at or below market rates. Subsequently, by order dated October 22, 1998(13)

(Exhibit D-4 hereto), the MPUC granted Bangor Gas authority to provide gas service in seven additional communities in the greater Bangor area (Hampden,

Hermon, Milford, Bradley, Eddington, Orrington, and Bucksport) and also approved a revised financing plan for the expanded system.


     Bangor Gas commenced construction of the new system in the greater Bangor area during the second quarter of 1998. When completed, the system will consist of approximately 25 miles of transmission mains and at least 200 miles of distribution mains. The system will interconnect directly with the Maritimes &

Northeast Pipeline ("MNP"), which is currently under construction with a planned in-service date of November 1999. Assuming timely completion of the MNP pipeline project, it is expected that Bangor Gas will commence gas service in some locations in time for the 1999-2000 heating season. Bangor Gas estimates that,

by the end of the tenth year following commencement of construction, it will serve up to 13,000 residential, commercial, and industrial customers in a 70 square-mile area in Maine having an estimated population of 75,000. As a public utility under Maine law, Bangor Gas will be subject to regulation by the MPUC as to rates, service, securities issuances and other matters.


     Initially, Bangor Gas will purchase 100% of its gas requirements from

Sempra Trading. Sempra Trading will commit to source at least 50% of the gas it sells to Bangor Gas from production in the Western Canada Sedimentary Basin, the

Permian Basin and the San Juan Basin. It is likely that most of the remaining supply will be purchased from production in the Sable Island, Nova Scotia area.

Gas produced in western Canada would be delivered to Maine by TransCanada

----------------------
13 See Re Bangor Gas Company, L.L.C., PUR 4th Slip Opinion in MPUC Docket No. 98-468 (1998). Under the revised financing plan, the members of Bangor Gas will contribute equity totaling $22,950,000. Bangor Gas also sought authority to borrow up to $27,540,000 in construction funds from commercial banking sources.

PipeLines Ltd ("TransCanada") and Portland Natural Gas Transmission System

("PNGTS") to a point of interconnection with MNP near Westbrook, Maine. Gas produced in the San Juan and Permian Basins would be transported out of those basins on the El Paso and Transwestern pipelines to west Texas and from there on any one of several different intrastate pipelines into the Katy Hub, near

Houston, where it would be delivered to Tennessee Gas Pipeline Co.

("Tennessee"). The Tennesee pipeline is one of the primary transporters of U.S.

produced gas to the New England market. It interconnects with both PNGTS and MNP near the New Hampshire-Massachusetts border.(14)


     1.3       DESCRIPTION OF BANGOR GAS'S OWNERSHIP STRUCTURE AND MANAGEMENT

               PLAN.

     Bangor Pacific and Penobscot Gas each owns 50% of the membership interests of Bangor Gas. As indicated, under the MPUC's October 22, 1998, order, Bangor

Pacific and Penobscot Gas are authorized to contribute up to $22,950,000 to the venture. Bangor Gas intends, subject to receipt of a further order of the MPUC,

to borrow up to $27,540,000 in construction loans for the balance of the necessary funding.


     Under Bangor Gas's Operating Agreement (Exhibit A-2 hereto), the economic interest of a member is defined as that member's interest in the profits and losses of Bangor Gas and right to receive distributions from Bangor Gas. The membership interest of a member means that member's economic interest, plus the right to participate in management of Bangor Gas, including the right to vote.

The Operating Agreement specifically contemplates that Bangor Pacific and

Penobscot Gas may adjust or change their respective economic and membership interests whenever necessary in order, for example, to limit the percentage of overall voting rights held by a member.


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14 On March 17, 1999, Tennessee announced plans to expand its "Eastern Express Project 2000" in order to increase deliveries to the PNGTS and MNP systems for redelivery to other points in New England.

     It is anticipated that the day-to-day operations of Bangor Gas will be under the control of its General Manager, who will be located at Bangor Gas's corporate headquarters in Bangor, Maine. The General Manager will report to the

President of Bangor Gas, who will be located in San Diego, California. It is also anticipated that Bangor Gas will be staffed by a combination of current employees of the members of Bangor Gas and their respective affiliates and new hires from the local area in Maine.


     As previously indicated, SEUV is overseeing the development and construction of the Bangor Gas system. On an ongoing basis, SEUV and BHE will provide Bangor Gas with a variety of administrative, marketing, engineering,

finance and other management services. Specifically, it is anticipated that

SEUV, utilizing in some instances personnel made available by SoCalGas and

SDG&E, will provide services to Bangor Gas in such areas as payroll, tax,

insurance, accounting, regulatory support, procurement/materials and quality assurance programs, technical and design engineering, training and legal services. (15)


     Thus, with the assistance and support of SEUV, SoCalGas and SDG&E, Bangor

Gas will be able to enter the natural gas business with an experienced management team in place. In accordance with one or more service agreements,

services provided by SEUV and other utility and non-utility affiliates of Sempra will be directly assigned, distributed or allocated to Bangor Gas by activity,

project, program, work order or other appropriate basis. Employees of the members and their affiliates will record transactions utilizing the data capture and accounting systems of Bangor Gas.

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15 Although there are some limitations on the types of affiliate services that SoCalGas and SDG&E may provide to Bangor Gas under Califomia's rules governing affiliate transactions (see Item 3.3, below), SoCalGas and SDG&E would not be barred from providing any of the services indicated.

     As indicated, Sempra Trading has agreed to supply Bangor Gas's full requirements of gas. The agreement between Sempra Trading and Bangor Gas will set forth price and quantity terms, including a projection of Bangor Gas's load through 2002, and will provide that at least 50% of gas supplied by Sempra

Trading must be contractually sourced in the Western Canada Sedimentary, Permian and San Juan supply basins for delivery at the Bangor Gas/MNP interconnection near Bangor, Maine.


       SEUV, in conjunction with Sempra Trading and Bangor Gas's General Manager in Maine, will coordinate the purchase, scheduling and delivery of natural gas,

transportation capacity and related financial risk management products. Such coordination will involve the development of annual and monthly gas acquisition plans for Bangor Gas. In this connection, the General Manager will have access to the information available from electronic bulletin boards monitored by Sempra

Trading(16) and will be able to communicate directly as necessary with personnel of SEUV and Sempra Trading on a day-to-day basis to schedule gas purchases and delivery based on anticipated projections of customer growth on the Bangor Gas system, weather conditions, and market price volatility. Bangor Gas's General

Manager and Sempra Trading will communicate with each other prior to the commencement of each month to review options for supply purchases (i.e.,

long-term supply contracts or daily or "spot" market purchases). Such options will be evaluated in order to obtain the lowest cost of gas for Bangor Gas.

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16 All interstate pipelines and many Intrastate pipelines are required to post information on capacity availability and related services on electronic bulletin boards. Other market makers (e.g., brokers) may also post information on electronic bulletin boards as an aid to matching buyers and sellers. In some cases, there is a subscription fee charged for access to electronic bulletin boards.

     In addition, Sempra Trading will assist Bangor Gas in making nominations on the MNP pipeline system and other pipelines in accordance with approved schedules with a view to minimizing any penalties for over-utilization or under-utilization of pipeline capacity. Bangor Gas will provide gas supply receipt information to Sempra Trading, which Sempra Trading will use to compare against the confirmed nominations received from MNP.



     The purchase, nomination, confirmation, transportation and dispatch of gas for ultimate consumption is a seven-day-a-week, 24-hour per day operation. Under

Gas Industry Standards Board ("GISB") protocols adopted by FERC and implemented through pipeline tariffs,(17) most decisions and actions are based on a two-day nominations schedule in which the first day is referred to as the "nominations day" ("Nom Day") and the second day the "flow day" ("Flow Day"). Under this nominations process, in addition to monthly planning for base-load gas purchases, the General Manager of Bangor Gas will advise Sempra Trading prior to

10:00 a.m. Eastern Time each day (the Nom Day) of Bangor Gas's requirements for the following day (the Flow Day). Sempra Trading will then determine what gas supply is available to meet Bangor Gas's requirements from the various supply basins which it regularly monitors through its contacts with producers throughout the United States and Canada. Sempra Trading will arrange to purchase gas from producers from the common supply basins that are accessible by Bangor

Gas and Sempra's other utility subsidiaries, principally the Western Canada

Sedimentary, San Juan and Permian basins, and various hubs and market centers in the south and southwest.

     As available supply and available transportation capacity are matched,

there are several intra-day nomination and confirmation opportunities which must


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17 See "Standards for Business Practices of Interstate Natural Gas Pipelines," FERC Order No. 587, 61 Fed. Reg. 39,053 (July 26, 1996); order denying rehearing, FERC Order No. 587-A, 61 Fed. Reg. 55,208 (October 25, 1996). The GISB standards govern nominations, allocations, balancing, measurement, invoicing, capacity release, and mechanisms for electronic communications between pipelines and their customers. These protocols are implemented through pipeline transportation tariff sheets.

be managed by Sempra Trading to make the most economical supply of gas available to Bangor Gas and to address situations where supply or capacity imbalances may have occurred. This intra-day nomination process typically provides a gas utility company with opportunities to redirect gas supply or capacity or renegotiate the terms of contracts during the Nom Day, as well as to make spot market purchases. The second day (the Flow Day) also provides opportunities for nomination of additional supplies if required by Bangor Gas or for sales of gas to others if Bangor Gas's demand slackens. This intra-day balancing process will be made possible through Bangor Gas's access to Sempra Trading's large portfolio of supplies and customers.


     The nominations and intra-day balancing functions of a gas company requires the availability of personnel 24 hours per day who can manage contacts with producers and each of the pipelines required to complete the transportation route, as well as with various intermediaries (e.g., hub operators) who can accommodate the exchange of gas from one supply basin to another or the storage of gas for future use. Maintenance of the necessary contacts and the coordination of these activities requires a significant staff. For a utility the size of SoCalGas or SDG&E, this staff could number 50 or more people. Even a small utility, such as Bangor Gas, could require a staff of between three to five full-time employees in its gas supply department. Through its arrangements with Sempra Trading, Bangor Gas will have access to personnel who will perform these functions and, therefore, will not need to incur the significant costs that would otherwise be associated with in-house gas management activities.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transaction, inclusive of outside legal fees and expenses, are estimated at not more than $15,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

     3.1  GENERAL OVERVIEW OF APPLICABLE STATUTORY PROVISIONS.

     Because Sempra is an exempt holding company, it will require approval of the SEC under Sections 9(a)(2) and 10 of the Act to acquire, directly or indirectly, 5% or more of the voting securities of Bangor Gas, which will become a "gas-utility company" within the meaning of Section 2(a)(4) of the Act on or after the date on which it commences making sales of gas at retail. Further, at that time, Bangor Gas would become an additional public-utility subsidiary company of Sempra and the sole public-utility subsidiary of Bangor Pacific.



     As indicated, Sempra and its subsidiary companies, as such, are exempt, by order, from all provisions of the Act, except Section 9(a)(2), pursuant to

Section 3(a)(1). Sempra requests the Commission to find that its current exemption will not be affected by reason of its indirect acquisition of the voting securities of Bangor Gas. In support of such request, Sempra states that

(1) Sempra and each of its current material public-utility subsidiaries (i.e.,

SoCalGas and SDG&E) are predominantly intrastate in character and carry on their public utility operations substantially in California, the state in which Sempra and each such material subsidiary are incorporated, and will remain predominantly intrastate in character even after acquiring Bangor Gas,(18) and

(2) Sempra will not derive "any material part of its income" from Bangor

Gas.(19)


    Bangor Pacific, a Maine corporation, also requests an order of the

Commission pursuant to Section 3(a)(1) of the Act granting it and each of its subsidiary companies, as such, an exemption from all provisions of the Act,

except Section 9(a)(2). In support of such request, Bangor Pacific states that



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18 SoCalGas and SDG&E derive virtually all (99%) of their utility revenues from operations in California. Taking into account the projected operations of Bangor in Maine, as well as the operations of KN in Colorado, Wyoming and Nebraska and projected operations of Frontier Energy in North Carolina, Sempra estimates that it will still derive at least 95% of its utility revenues from operations in California, and that less than 5% of its utility customers and total net utility plant will be located outside California.
19 Based on current projections, the 50% share of Bangor Gas's revenues attributable to Sempra is expected to account for far less than 1% of the consolidated utility revenues of Sempra on a pro forma basis.

Bangor Gas will be its sole public-utility subsidiary and that the utility operations of Bangor Gas will be confined solely to Maine, the state in which both Bangor Pacific and Bangor Gas are organized.

     The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof.


         Section 10(b) provides that, if the  requirements  of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

               (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

               (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

               (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     Section 10(f) provides that the Commission:

          shall not approve any acquisition ... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

               (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

               (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     An "integrated public-utility system" is defined in Section 2(a)(29)(B), as applied to a gas utility system, to mean:

     A system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     For the reasons set forth below, Sempra believes that the requirements of

Section 10(f) have been met; that its indirect acquisition of Bangor Gas's voting securities satisfies the integration standards under Sections 10(c) and

2(a)(29)(B); and that there is no basis for the Commission to make any of the negative findings enumerated in Section 10(b).

     3.2  SECTION 10(B).

     Section 10(b) provides that, if the requirements of Section 10(f) are met,

then the Commission shall approve a proposed acquisition unless it finds that the transaction would have any one of several enumerated adverse effects. In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

     A. Section 10(b)(1). Section 10(b)(1) was intended to avoid "an excess of
        ----------------

concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309

(1978). The transaction proposed herein will not add meaningfully to the size of

Sempra, which is much larger than Bangor Gas and will derive only a de minimis part of its income from Bangor Gas's operations. The approximately 13,000 residential, industrial and commercial customers that Bangor Gas projects having at the end of its tenth year of operation represents about one-quarter of 1% of the approximately 5.5 million retail and industrial gas customers (including transportation-only customers) that SoCalGas and SDG&E now serve in California.

On the other hand, the transaction will benefit Bangor Gas's customers and create a modestly larger and more diverse asset and customer base for Sempra,

which will create opportunities for operating efficiencies.



     Further, although the transaction proposed herein will result in creating a link between SoCalGas and SDG&E, on the one hand, and Bangor Gas, on the other,

it will not lead to the type of concentration of control over utilities,

unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.(20) In fact, far from limiting or restricting competition, the transaction proposed herein is the outgrowth of proceedings in Maine in which the MPUC has granted non-exclusive, competing certificates to construct and operate a gas system in the greater Bangor area. Finally, although the management interlocks that will be created are necessary and desirable in order to integrate Bangor Gas fully into the Sempra system, Bangor Gas will have its own local management team and work force.

     B. Section 10(b)(2). The Commission may not approve the proposed
        ----------------

transaction if it determines pursuant to Section 10(b)(2) that the consideration

(including fees and expenses of the transaction) to be paid, indirectly, by

Sempra in connection with the transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. In this case, the equity investments



------------
20 See Section 10 (b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . .").

by Bangor Pacific and Penobscot Gas in Bangor Gas, a newly-formed entity with no preexisting business, have been expressly approved by the MPUC, which has also conducted extensive hearings on the overall economic feasibility of Bangor Gas at the rates and rate design proposed by Bangor Gas. The amounts to be invested were the result of direct, arms'-length, negotiations between private investors,

and no fees to outside investment bankers will be paid.


     C. Section 10(b)(3). Section 10(b)(3) requires the Commission to determine
        ----------------

whether the transaction will unduly complicate the capital structure of Sempra or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the Sempra holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.



     The transaction proposed herein will have a virtually undetectable impact on the capitalization and earnings of Sempra, and will not introduce any complexity into Sempra's capital structure. With regard to the latter, the debt and other obligations incurred or to be incurred by Bangor Gas will not be recourse, directly or indirectly, to either SoCalGas or SDG&E.


     Moreover, as set forth more fully in the discussion of the standards of

Section 10(c)(2), infra, and elsewhere in this Application, the transaction will create opportunities for Bangor Gas to achieve substantial savings, chiefly in the areas of coordinated gas supply and economies associated with greater buying power and the availability of managerial and technical expertise that will be needed by Bangor Gas. The transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     3.3       THE STANDARDS FOR APPROVAL UNDER SECTION 10(C)

     A. Section 10(c)(1). Section 10(c)(1) provides that the Commission shall
        ----------------

not approve an acquisition that "is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11."  Section

8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable. In any event, the transaction for which approval is sought has already been approved by the MPUC.


     Nor will approval of the transaction be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system . . . ." Section 11

(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section

11(b)(1)(A) - (C) (the "ABC clauses") are satisfied. Like Section 8, Section

11(b)(1) by its terms applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company, such as Sempra, whose ownership of both gas and electric operations in California is permitted and subject to

"affirmative state regulation." See WPL Holdings, Inc., 40 SEC Docket 491 at 497

(February 26, 1988), affd in part and rev'd in part sub nom., Wisconsin's

Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 49 SEC

Docket 1255 (September 18, 1991). Accordingly, as long as the acquisition of

Bangor Gas by Sempra would have the integrating tendencies required by Section

10(c)(2), discussed below, it is of no consequence that other existing properties of Sempra (e.g., SDG&E's electric system) would not form a part of the same integrated system as Bangor Gas's gas properties.


     The Commission has also previously held that a holding company may acquire utility assets that will not, when combined with its existing utility assets,

make up an integrated system or comply fully with the "ABC" clauses, provided that there is de facto integration of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition. In this case, Sempra is requesting an order exempting it from the registration requirements under the Act pursuant to Section 3(a)(1).

Further, there is and will continue to be following the transaction de facto integration of Sempra's gas and electric utility properties in southern

California. This issue was addressed in the Commission's June 26, 1998 order approving the creation of Sempra as a holding company.(21)


     B. Section 10(c)(2). Under Section 10(c)(2), the Commission must
        ----------------

affirmatively find that the indirect acquisition of the voting securities of

Bangor Gas by Sempra "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

 . . " which, as applied to a gas system, is defined in Section 2(a)(29)(B). The indirect acquisition of Bangor Gas by Sempra will satisfy the integration standards of Sections 10(c)(2) and 2(a)(29)(B) for all of the following reasons:


          () The indirect investment by Sempra in Bangor Gas, and its ongoing involvement with Bangor Gas's operations, will be instrumental to the development of a gas utility system in an area in which natural gas service is not now available.

          () Bangor Gas, SoCalGas and SDG&E will share a "common source of supply" (the Western Canada Sedimentary, San Juan and Permian Basins) and will be operated as a "single coordinated system."



------------
21 See Sempra Energy, 67 SEC Docket 994 at 998 (June 26, 1998), citing BL Holding Corp., 67 SEC Docket 404 at 408 (May 15, 1998); TUC Holding Co., et al., 65 SEC Docket 301 at 305-306 (August 1, 1997); and Gaz Metropolitain, Inc., 58 SEC Docket 190 at 192 (November 23, 1994).

          () Bangor Gas will achieve "substantial economies" in gas supply through the increased buying power that it will attain by being part of the larger Sempra system; Bangor Gas and its customers will also benefit by gaining access to expertise and resources available in the Sempra system in such areas as procurement/materials management; marketing; finance and accounting; and gas system engineering and construction management.

          () Taking into account the current "state of the art," the area or region served by Sempra's subsidiaries in California and Bangor Gas will not be "so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the day-to-day operations of Bangor Gas will be under the direction of its General Manager. The management of Bangor Gas will be independent of, but coordinated with (in order to promote efficient operation), Sempra's other subsidiaries, and will be subject to effective local regulation by the MPUC.

          () Because of Bangor Gas's size, Sempra will continue to qualify for exemption under Section 3(a)(1) as an "intrastate" holding company after indirectly acquiring Bangor Gas's voting securities, even after taking into account the utility operations of KN and Frontier Energy. Under these circumstances, and because the acquisition of Bangor Gas will have the integrating features required by Sections 10(c)(2) and 2(a)(29)(B), the Commission should approve the transaction.

          1.   Given the Existence of a Common Source of Supply and Changes in
               ---------------------------------------------------------------
               the State of the Art in the Gas Industry, the Commission Should
               ---------------------------------------------------------------
               Find that Sempra's Existing Subsidiaries and Bangor Gas Together
               ----------------------------------------------------------------
               Will Constitute an Integrated Gas System.
               ----------------------------------------

     Although the retail gas service areas of Bangor Gas in Maine and of

SoCalGas and SDG&E in California are separated by a substantial distance and are located in non-contiguous States, such factors, by themselves, are not determinative. On the contrary, it is clear that Section 2(a)(29)(B), which defines an "integrated" gas-utility system, does not require that the States comprising the "single area or region" even adjoin each other. See MCN

Corporation, 62 SEC Docket 2379 (September 17, 1996), Sempra Energy, et al, 69

SEC Docket 104 (February 1, 1999) ("Sempra/Frontier"), and NIPSCO Industries,

Inc., 69 SEC Docket 245 (February 11, 1999), in each of which the Commission approved an acquisition by an exempt holding company of an interest in a gas-utility company located a substantial distance from the acquiring company's existing system in a non-adjoining state. Moreover, Section 2(a)(29)(B)

specifically contemplates that "gas utility companies deriving natural gas from a common source of supply must be deemed to be included in a single area or

region."   In considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation,

and the effectiveness of regulation. . .," the Commission is called upon to consider the "state of the art" in the industry, in terms of current industry structure, evolving competition, and the deliverability of natural gas on the nation's pipeline network. Id.


        In  Sempra/Frontier,  the Commission  observed that it is appropriate to treat gas utilities  that are separated by a substantial  distance as being in a

"single area or region" if they purchase gas from a common source of supply (see discussion  below),  and if doing so would not  contravene the policy of the Act against "scatteration," or "the ownership of widely dispersed utility properties which do not lend themselves to efficient  operation." 69 SEC Docket at 109. The

Act is directed  against "the growth and extension of holding  companies  [that]

bears no relation to economy of management and operation or the  integration and coordination  of related  operating  properties" or that result in the "lack" of effective public regulation." See Sections 1(b)(4) and (b)(5). For reasons that are  explained  elsewhere  in  this  Application,  none  of  the  conditions  or circumstances  at which the policies of the Act are directed  will be present in this case.


     Common Source of Supply: In NIPSCO Industries, the Commission stated that,

in its consideration of whether a "common source of supply" exists, the relevant inquiry is "whether the system utilities purchase substantial quantities of gas produced in the same supply basins, and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis." 69 SEC Docket at 251. Further, although holding

"firm" capacity on the same pipelines is relevant to the "common source of supply," if the system companies hold capacity on different pipelines, it is nevertheless relevant to inquire whether those pipelines intersect at, and form,

industry recognized trading hubs. Id.

     Because of the dramatic changes in the "state of the art" in the gas industry that have taken place in recent years, the distance between two local distribution companies has become much less relevant, particularly when compared to the days when local distribution companies depended for their supplies upon essentially local sources or upon the same interconnecting pipeline, in its merchant capacity. Thus, based on all of the facts and circumstances of this case, as more fully developed below, the Commission should conclude that the gas utility operations of SoCalGas and SDG&E in southern California and those of

Bangor Gas in Maine together will be "confined to a single area or region in one or more States," and that such area or region will not be "so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation." It is important to underscore that such a conclusion is consistent with the literal terms of Section 2(a)(29)(B).



     As indicated, SoCalGas and SDG&E currently derive approximately 40% of their combined gas requirements from the San Juan Basin, 20% from the Permian

Basin, and 19% from the Western Canada Sedimentary Basin. Although a portion of

Bangor Gas's requirements will be met from production in the Sable Island, Nova

Scotia area, it is expected that at least 50% of the gas supplied to Bangor Gas by Sempra Trading will be produced in the San Juan, Permian and Western Canada

Sedimentary basins. Further, although SoCalGas and SDG&E and Bangor Gas will take delivery from different interstate pipelines (El Paso and Transwestern in the case of SoCalGas and SDG&E and Tennessee, PNGTS and MNP pipelines in the case of Bangor Gas), those pipelines all transport gas that originates in the

Permian, San Juan and Western Canada Sedimentary Basins.(22) The "common source of supply" is therefore in the Permian, San Juan and Western Canada Sedimentary

Basins.


------------
22 In approving the MNP pipeline project, the National Energy Board of Canada ("NEB") took into consideration that the pipeline would be interconnected with the North American pipeline grid and that it was designed to be reversible, so that up to 200,000 MMBtu/day of gas produced in western Canada and various U.S. supply basins could be physically delivered from the U.S. end of the pipeline (that is, at the Massachusetts border

     The El Paso and Transwestern pipelines transport gas out of the Permian and

San Juan Basins for ultimate consumption in both California and eastern U.S.

markets.(23)  Tennessee's interstate pipeline does not itself extend into either such basin. However, it intersects at various points in Texas with intrastate pipelines (including the Oasis, Valero-TECO and Valero-Lone Star pipelines),

which transport gas from those basins to the Tennessee system. San Juan and

Permian Basin gas also moves through the Henry Hub, on the Louisiana Gulf Coast,

as well as the Katy Hub in Texas, where Tennessee and other pipelines transport it to East Coast markets. Gas produced in the Western Canada Sedimentary Basin is also delivered to SoCalGas and SDG&E via the El Paso and Transwestern

pipelines from the receipt point in the Blanco/San Juan Hub. It is delivered to

New England via the TransCanada and PNGTS pipelines. (See Exhibit E - Map of Gas

Pipelines and Producing Areas). Accordingly, there is substantial evidence that

SoCalGas, SDG&E and Bangor Gas will share a "common source of supply," and that such gas is deliverable on an economic and reliable basis.


     State of the Art in the Gas Industry: As the Commission has recognized in its recent NIPSCO Industries and Sempra Energy decisions, supra, the natural gas industry has undergone fundamental changes, with the pronounced trend in the past decade towards increased competition in gas supply and the development of a seamless natural gas delivery system throughout most of the United States.(24)

------------
     interconnections with Tennessee and PNGTS) to Canadian markets (and, by implication, the upper New England market). The NEB also observed that, more commonly, gas from these sources could be made available to Canadian customers through displacement and exchange transactions.

23 In recent years, although production in the San Juan area has increased significantly, the demand for both San Juan and Permian Basin gas at the California border has declined due, in part, to the increased availability in California of cheaper gas from western Canada and the Rocky Mountain region. However, the decline in demand for Permian and San Juan Basin gas in the California market, which has led to significant capacity "tum-backs" on the El Paso and Transwestern systems, has been largely offset by growing demand elsewhere, primarily in eastern U.S. markets. To meet this demand, El Paso and Transwestern have both sought and received certificate authority from the FERC under Section 7 of the Natural Gas Act for expansions in the San Juan area that now provide much better access from the eastern ends of their respective systems to various market centers and hubs in Texas, from which gas can be shipped to eastern U.S. markets. See El Paso Natural Gas Company, 70 FERC P. 61,295 (1995); Transwestern Pipeline Company, 75 FERC P. 61,107 (1996).

This trend is the direct result of several developments, including, most importantly, de-control of gas prices at the well-head; the "unbundling" of the commodity and transportation functions of interstate pipelines; the construction of significant new pipeline capacity, which has eliminated transportation bottlenecks in most parts of the country; the emergence of gas brokers and marketers and development of an efficient gas futures market, which now enable local distribution companies ("LDCs") and other large gas purchasers to manage price volatility and secure gas supplies without regard to its physical source;

and increased inter-basin competition for sales to the market, due in part to the effects of imports into the U.S. of low-cost Canadian gas.(25)  The paradigm for the gas industry today is fundamentally and irreversibly different than earlier this century, when LDCs generally purchased all of their gas requirements from the interstate pipeline which served them.


     Today, gas can be moved from the San Juan, Permian and Western Canada

Sedimentary Basins to both California and Maine physically as well as contractually in a variety of ways. As discussed above, both Transwestern and El

Paso access the Permian and San Juan Basins and both pipelines interconnect through the Texas intrastate pipeline network at hub centers with the Tennessee and other interstate pipelines which transport gas to east coast and northeast markets. Thus, gas from these basins can and does physically flow west to

SoCalGas and to the east and northeast.(26)  Likewise, the pipeline infrastructure exists to move western Canadian gas to both California and New

England markets.

------------
24 As previously indicated, although there is substantial evidence that a fully integrated natural gas market now exists throughout most of the United States, that is not a question that this Commission would need to address in order to make the findings required by Sections 10(c)(2) and 2(a)(29)(B), as applied to the specific facts of this case.

25 Canadian production, as a percentage of total U.S. consumption, increased in each of the ten years prior to 1996. In 1995, net imports of gas (mostly from Canada) accounted for 13% of all U.S. consumption. The western region of the U.S. received by far the largest share (41%) of all Canadian imports. See Energy Information Administration, Natural Gas Monthly, DOE/EIA-0130(96/10) (Washington, D.C., November 1996).

26 Further, El Paso and Transwestern interconnect with Natural Gas Pipeline Company of America ("NGPL"), the first major interstate pipeline company constructed in the United States, in west Texas through NGPL's major

     2. Coordinated Operation of Gas Properties.
        ---------------------------------------

     As described in Item 1.3, above, Bangor Gas initially will purchase all of its gas requirements from Sempra Trading from gas contractually sourced in the

Permian, San Juan, Western Canada Sedimentary and Sable Island basins. Sempra

Trading will also manage Bangor Gas's gas transportation and storage arrangements. In this regard, it is important to note that Sempra Trading purchases capacity on the Tennessee and TransCanada systems and is among the largest purchasers of hub services (i.e., parking, loaning and wheeling) from

SoCalGas. Hence, through Sempra Trading, Bangor Gas will have access to a complete portfolio of gas supply, transportation, storage and related services.

In addition, SEUV, SoCalGas and SDG&E plan to provide various other types of administrative, technical and operating services to Bangor Gas. The arrangements between Sempra Trading and Bangor Gas are indistinguishable from those that currently exist between Sempra Trading and Frontier Energy, which the Commission found acceptable in the Sempra/Frontier case.


     Sempra Trading also sells significant volumes of gas to SoCalGas and SDG&E and to their respective transportation-only customers,(27) most of which it purchases in the San Juan, Permian and Western Canada Sedimentary Basins. In

1998, Sempra Trading sold approximately 71 Bcf of gas that was delivered to customers on the SoCalGas system. Although this volume accounts for a relatively small percentage of the total through-put on the Sempra system

(approximately 962 Bcf in 1998), it represents, in the aggregate, several times the total estimated volumes of gas that will be delivered by Bangor

Gas when its system is fully developed (approximately 6.3 Bcf per year).

In the future, Sempra Trading will be able to achieve substantial economies by coordinating gas purchases in the three common

------------
     western trunkline. NGPL also accesses Gulf Coast reserves through its eastern trunkline which is connected by a major crossover through Oklahoma and north Texas to its western trunkline. On its eastern trunkline, NGPL interconnects at two points with Transco.

27 In 1998, 54% of all gas delivered on the SoCalGas and SDG&E system was customer-owned. Sempra Trading, which maintains is west coast office in San Diego, has aggressively pursued the unbundled gas market in California.

basins in order to supply Bangor Gas's customers and the customers of Sempra's other gas utility subsidiaries.

     Finally, the operations of Sempra's public utility subsidiaries will be coordinated through joint planning and the free exchange of ideas and information that customarily takes place in any corporate family. In particular,

it is expected that Bangor Gas personnel will have ready access to non-marketing personnel of SoCalGas and SDG&E through routine daily communications, joint management meetings, system-wide training programs and the like. While the frequency and importance of such intra-system contacts are difficult to estimate, it is nevertheless predictable that, over time, Bangor Gas will become integrated into the corporate culture created by Sempra.


3.   Bangor Gas will Realize Significant Economies and Efficiencies from its
     -----------------------------------------------------------------------
     Affiliation with the Much Larger Sempra System.
     ----------------------------------------------


     Section 10(c)(2) requires that the Commission find that a proposed acquisition will produce economies and efficiencies. Although some of the anticipated economies and efficiencies will be fully realized in the longer term, they are properly considered in determining whether the standards of

Section 10(c)(2) are met. See American Electric Power Co., 46 S.E.C. 1299,

1320-21 (1978). Further, although some potential benefits cannot be precisely estimated, they too are entitled to consideration. As the Commission has stated,

" [s]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 35 SEC Docket 769 at 775 (April

29, 1986). Finally, there is no requirement in Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. See American Natural Gas Company, 43 S.E.C.

203 at 206-207 (1966).

     In this case, there can be little doubt that significant benefits will be realized by Bangor Gas as a result of becoming a part of the much larger Sempra system, particularly in the areas of gas supply, increased purchasing power, and the ability to utilize the expertise and resources available from Sempra's other subsidiaries. Among other obvious benefits and savings, Bangor Gas will avoid many of the typical start-up costs that it would otherwise have to incur, and will also avoid the need to hire a staff of gas procurement specialists.



     It should be emphasized that the savings that will be realized by Bangor

Gas will not be at the expense of California utility customers of SoCalGas and

SDG&E. In this connection, the CPUC has adopted affiliate transaction rules that permit corporate support services provided both to a California utility and to its affiliates, including affiliates outside California. See Opinion Adopting

Standards of Conduct Governing Relationships Between Utilities and Their

Affiliates, CPUC Decision No. 97-12-088,1997 Cal. PUC LEXIS 1139 (December

16,1997). For example, the CPUC rule permits such shared services as: payroll,

taxes, shareholder services, insurance, financial reporting, financial planning and analysis, corporate accounting, corporate security, human resources

(compensation, benefits, employment policies), employee records, regulatory affairs, lobbying, legal, and pension management. Decision No. 97-12-088, App.

A, mimeo, p. 11. To ensure that the use of shared services does not result in cross-subsidization, the CPUC specifically required that "[a]ny shared support shall be priced, reported and conducted in accordance with the Separation and

Information Standards set forth herein, as well as other applicable Commission

Pricing and Reporting requirements." Id.  In the same decision, the CPUC adopted extensive accounting rules to prevent cross-subsidization. Id. at 14.

4.   The System Formed by the Affiliation of Sempra and Bangor Gas will not be
     -------------------------------------------------------------------------
     So Large as to Impair the Advantages of Localized Management, Efficient
     -----------------------------------------------------------------------
     Operation, and the Effectiveness of Regulation.
     ----------------------------------------------


     The resulting integrated gas system to be formed by adding Bangor Gas's gas system to the substantially larger SoCalGas and SDG&E systems will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation." As in the MCN Corporation and Sempra/Frontier cases, this case involves the development and financing of a small, start-up,

gas distribution system designed to serve towns that currently are not served by any other gas supplier. As described in greater detail in Item 1.3, the day-to-day operations of Bangor Gas will be under the direct supervision of its

General Manager. Its operations, however, will be coordinated with those of

SoCalGas and SDG&E in order to provide operating efficiencies and savings. Local regulation is and will continue to be effective. In fact, every aspect of Bangor

Gas's development and financing has been or will be specifically considered by the MPUC. While Sempra will bring to the table much needed skills and expertise in the areas of construction and gas supply management, pipeline technology and maintenance, procurement, operating expertise, and marketing, among others,

Bangor Gas will maintain its separate corporate identity and local presence and have its own management and work force.


     3.4  SECTION 10(F).

     Bangor Gas has obtained the required MPUC approvals for the equity investment by Bangor Pacific. The requirements of Section 10(f) have therefore been satisfied.

     3.5  SECTION 3(A)(1).

     The Commission is requested to confirm that the indirect ownership of a 50%

interest in Bangor Gas will have no effect on Sempra's current exemption under

Section 3(a)(1) of the Act. Bangor Gas will be a small public utility compared to SoCalGas and SDG&E and will account for only a de minimis amount of Sempra's income. (see fn. 19, above). The ownership of its voting securities by Sempra will therefore have no impact on the continuing entitlement of Sempra to its exemption under Section 3(a)(1) of the Act, even taking into account the utility operations of Frontier Energy and KN, which are also outside of California.

Given that there is substantial evidence that the acquisition will have the integrating features required by Sections 10(c)(2) and 2(a)(29)(B) (e.g., common source of supply, local management, realization of substantial economies and efficiencies through coordinated operation, and effective local regulation) and that exempt holding companies, like Sempra, are not subject to the strict integration standards of Section 11(b)(1), the Commission should approve the transaction and permit Sempra and its subsidiary companies, as such, to retain their exemption.


     Likewise, Bangor Pacific, a Maine corporation, will meet the standards for exemption under Section 3(a)(1), because its only public-utility subsidiary,

Bangor Gas, a Maine limited liability company, will derive all of its income from public utility operations in Maine.


ITEM 4.   REGULATORY APPROVALS.

     The construction and financing of Bangor Gas's gas distribution system is subject to the jurisdiction of the MPUC, which has issued various approvals referred to in Item 1. No other State or Federal commission has jurisdiction over any aspect of the transaction.

ITEM 5.   PROCEDURE.

     The Applicants request the Commission to publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and an order approving the Application as soon as practicable after the end of the required notice period. The Applicants request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the transaction.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

       (a).   Exhibits. (To be filed by amendment except as otherwise
              --------
              indicated).

       A-1    Articles of Organization of Bangor Gas Company LLC.

       A-2    Operating Agreement of Bangor Gas Company LLC.

       D-1 Consolidated Application dated October 27, 1997, of Bangor Gas Company LLC and Bangor Hydro-Electric Company to the Maine Public Utilities Commission for various approvals (MPUC Docket Nos. 97-795 and 97-796).

       D-2 Order of the MPUC granting a petition for gas service authority, dated June 30, 1998.

       D-3 Petition dated June 24, 1998, of Bangor Gas Company LLC to the Maine Public Utilities Commission for approval to furnish gas service (MPUC Docket No. 98-468).

       D-4 Order of the MPUC granting a petition for gas service authority, dated October 22, 1998.

       E Map of natural gas service areas of SoCalGas, SDG&E, Frontier Energy and Bangor Gas, common supply basins, major interstate pipelines and market centers and hubs. (Paper format filing).

       F-1    Opinion of counsel to Sempra Energy.

       F-2    Opinion of special Maine counsel to Sempra Energy.

       G-1 Financial Data Schedule for Sempra Energy - per books (incorporated by reference to Exhibit 27 to the Quarterly Report on Form 10-Q of Sempra Energy for the period ended March 31, 1999, in File No. 1-14201). (Filed herewith).

       G-2    Financial Data Schedule for Sempra Energy - pro forma.

       H      Proposed form of Federal Register notice. (Filed herewith).

       (b).   Financial Statements.
              --------------------

       FS-1: Sempra Energy Consolidated Balance Sheet as of March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Sempra for the period ended March 31, 1999, in File No. 1-14201).

       FS-2: Sempra Energy Consolidated Statement of Income for the period ended March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Sempra for the period ended March 31, 1999, in File No. 1-14201).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The transaction does not involve a "major federal action" nor will it

"significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The

transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants or their respective subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.



                                SEMPRA ENERGY

                                By:     /s/ Warren L. Mitchell
                                Name:   Warren L. Mitchell
                                Title:  Group President - Regulated Business
                                                    Units

                                BANGOR PACIFIC, INC.

                                By:     /s/ Eric B. Nelson
                                Name:   Eric B. Nelson
                                Title:  President





Date: June 1, 1999

                                  EXHIBIT INDEX


      Exhibit     Description
      -------     -----------


         H        Proposed form of Federal Register notice. (Filed herewith).